Filed pursuant to Rule 424(b)(5)
Registration No. 333-279348
PROSPECTUS SUPPLEMENT
(To Prospectus Supplements Dated May 20, 2024, July 19, 2024, July 26, 2024, December 20, 2024, May 5, 2025, May 23, 2025 and January 9, 2026, to Prospectus Dated May 16, 2024)
GRI BIO, INC.
Up to $60,000,000
Common Stock
This prospectus supplement amends, supplements, and supersedes certain information contained in the prospectus supplement dated May 20, 2024, and its accompanying prospectus dated May 16, 2024, as supplemented by our prospectus supplements dated July 19, 2024, July 26, 2024, December 20, 2024, May 5, 2025, May 23, 2025 and January 9, 2026 (collectively, the “Prior Prospectuses”), relating to the offer and sale of our common stock, par value $0.0001 per share (the “Common Stock”) through H.C. Wainwright & Co., LLC (“Wainwright”), as sales agent, in “at the market offerings” as defined in Rule 415 promulgated under the Securities Act of 1933, as amended, pursuant to the At the Market Offering Agreement with Wainwright dated as of May 20, 2024, as amended by Amendment No. 1 to At the Market Offering Agreement with Wainwright dated as of January 29, 2026 and effective as of January 28, 2026 (the “Sales Agreement”).
As of January 29, 2026, the aggregate market value of our outstanding Common Stock held by non-affiliates (the “public float”) calculated for purposes of General Instruction I.B.6 of Form S-3, was approximately $86.6 million based on 1,445,015 shares of outstanding Common Stock as of January 29, 2026, which number excludes 14 shares held by affiliates, and a price of $59.92 per share, which was the price at which our Common Stock was last sold on the Nasdaq Capital Market on December 4, 2025. As of the date of this prospectus supplement, shares of Common Stock with an aggregate purchase price of $12,639,002.84 have previously been sold pursuant to the Sales Agreement.
We are filing this prospectus supplement to amend the Prior Prospectuses to update the amount of shares we are eligible to sell pursuant to such prospectus. We are increasing the amount of shares of Common Stock we may offer and sell under the Sales Agreement to an aggregate offering price of up to $60,000,000 from time to time through Wainwright, which does not include the shares of Common Stock having an aggregate gross sales price of $12,639,002.84 that were sold pursuant to the Prior Prospectuses to date.
Our Common Stock is listed on the Nasdaq Capital Market under the symbol “GRI”. On January 28, 2026, the last reported sale price of our Common Stock on the Nasdaq Capital Market was $4.11 per share.
Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties under the heading “Risk Factors” on page 5 of the prospectus dated May 16, 2024, on page S-7 of the prospectus supplement filed on May 20, 2024, and the other documents that are incorporated by reference to this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.
H.C. Wainwright & Co.
The date of this prospectus supplement is January 29, 2026